UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp.
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Tel: (604) 685-6875 Fax: (604) 669-2960
www.evolvinggold.com

NEWS RELEASE

Evolving Gold Corp. Options Labrador Property from Geocore Exploration

Vancouver, British Columbia, May 10, 2005: Evolving Gold Corp. (CNQ:GOLD) is pleased to announce that it has entered into an option and royalty agreement with Geocore Exploration Inc. ("Geocore") under which Evolving Gold Corp. ("Evolving") has been granted the option to acquire an 80% interest in Geocore's Voisey's Bay area property (the "Property") located in Labrador. The option comprises of two parts: (1) the option to acquire a 60% interest in the Property; and (2) the option to acquire a further 20% interest, for a total of 80% interest in the Property. The first option is exercisable by Evolving upon paying Geocore $35,000 on signing the option and royalty agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by Evolving incurring $1 Million of cumulative exploration expenses by October 31, 2008.

The Property adjoins the west side of the Voisey's Bay Nickel Company Limited (formerly Inco Limited) property that was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey's Bay discovery. The Property is contiguous and covers an area of approximately 4,800 hectares.

The Voisey's Bay discovery is a resource of massive sulphide mineralization which has an inferred resource in the range of 141 million tones, with grades of approximately 1.6% nickel, 2.0% copper, and 0.12% cobalt (Newfoundland Government Website, 2002).

The Property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey's Bay property.

Between 1995 and 1997 work programs totaling in excess of $1,000,000 were conducted on the Property by Polymet Mining Corp.(formerly Fleck Resources Ltd.), Pacific Golden Spike Resources Ltd., and Geocore (formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

Management of Evolving believes that significant potential for the discovery of Voisey's Bay style of mineralization exists on the Property. This includes:

  The presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Property;

  Untested, coincident magnetic and VLF-EM anomalies and other geophysical targets;

  Highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

Evolving is currently compiling all existing data in preparation for a field program which will include additional geochemical and geophysical surveys (including deep-probing Horizontal Loop EM), geological mapping, and drilling.

For more information please contact Dr. Lawrence A. Dick, President & CEO of Evolving Gold Corp. at (604) 685-6375.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo.

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: May 10, 2005

/s/ Lawrence A. Dick
________________________________________
Name: Lawrence A. Dick
Title: President and CEO